21002628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-xxx24

SEC Mail Processing

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

03 2021

Washington, DC

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wood Warren & Co. Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Powell Street, Suite #200
(No. and Street)

Emeryville	**California**	**94608**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roger Wood **510-420-3850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – if individual, state last, first, middle name)

4601 DTC Boulevard, Suite 700	**Denver**	**Colorado**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **J. Roger Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wood Warren & Co. Securities, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 25th day of Feb, 2021,

by James Roger Wood,
Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared

before me.

ANNA SWAN
Notary Public - California
Contra Costa County
Commission # 2327821
My Comm. Expires May 9, 2024

Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ No. of Pages: __________

Signers(s) Other Than Named Above: ______________________

Wood Warren & Co. Securities, LLC

December 31, 2020

Table of Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wood Warren & Co. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Wood Warren & Co. Securities, LLC's auditor since 2020.

Denver, Colorado
February 24, 2021

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	120,792
Accounts receivable, net of allowance		690,500
Prepaids		1,996
Total Assets	$	813,288
Liabilities and Member's Equity		
Accounts payable	$	36,080
Due to member		22,847
Accrued commissions		690,500
Total Liabilities		749,427
Member's Equity		63,861
Total Liabilities and Member's Equity	$	813,288

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Operations

For the Year Ended December 31, 2020

Revenue		
Investment banking fees	$	6,845,539
Other income		5,905
Total Revenue		6,851,444
Expenses		
Commissions		4,887,713
Bad debt		1,223,871
Allocated overhead		872,804
Professional fees		36,597
Other operating expenses		37,967
Total Expenses		7,058,952
Net Loss	$	(207,508)

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

January 1, 2020	$	276,369
Contributions		20,000
Distributions		(25,000)
Net income		(207,508)
December 31, 2020	$	63,861

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net loss	$ (207,508)
Adjustment to reconcile net loss to net cash used in operating activities	
Bad debt expense	1,223,871
(Increase) decrease in:	
Accounts receivable	(1,899,371)
Prepaids	474
Increase (decrease) in:	
Accounts payable	10,923
Due to member	13,232
Accrued compensation and commissions	675,500
Net Cash Used in Operating Activities	(182,879)
Cash Provided by (Used by) Investing Activities	
Capital contributions	20,000
Capital distributions	(25,000)
Net Cash Used by Investing Activities	(5,000)
Net Decrease in Cash	(187,879)
Cash at beginning of year	308,671
Cash at End of Year	$ 120,792

See accompanying notes

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2020

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2020, the Company held a single cash account, and there were no cash equivalents.

Accounts Receivable
Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

The Company considers 64% of accounts receivable to be un-collectible, and accordingly, an allowance for doubtful accounts of $1,223,871 has been provided and charged to operations as a bad debt expense. The adoption of the standard did not have a material impact on the Company's financial statements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. There were no financial instruments required to be recorded on a recurring basis at December 31, 2020.

Income Taxes
The Company, is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from merger and acquisition engagements are typically fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance on the engagement is completed (the closing date of the transaction).

The following table presents revenue by major source.

Revenue from customer contracts	
Investment banking fees	$6,845,539
Total revenue from customer contracts	$6,845,539

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was no deferred revenue at January 1, 2020 and December 31, 2020. Net accounts receivable was $15,000 and $690,500 at January 1, 2020 and December 31, 2020, respectively.

Expenses associated with investment banking advisory engagements are capitalized only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs at January 1, 2020 and December 31, 2020.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, which was $49,962 at December 31, 2020. At December 31, 2020, the Company's net capital was $61,865 which exceeded the requirement by $11,903. The Company is also subject to SEA Rule 17a-11(c)(1) which requires broker dealers to maintain a ratio of aggregate indebtedness less than 1,200% of net capital. At December 31, 2020 the Company's aggregate indebtedness to net capital ratio was 1211% The ratio percentage was rectified on January 12, 2021.

5. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insured limits during the year. At December 31, 2020, cash was not in excess of insured limits. The Company has never experienced any losses on its cash balances.

For the year ended December 31, 2020, 92% of investment banking fees were generated by one registered representative and 39% of investment banking fees were earned from two customers. All commissions were paid to that registered representative.

6. Related Party Transactions

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense overhead sharing agreement. The expense allocation for 2020 was $872,804. At December 31, 2020, $22,847 was payable. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Risk and Uncertainties

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2021 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net Capital	
Total member's equity	$ 63,861
Less: Non-allowable assets	
Accounts receivable	-
Prepaids	1,996
Total Non-allowable assets	1,996
Net Capital	61,865
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $749,427 or $5,000, whichever is greater	49,962
Excess Net Capital	$ 11,903
Ratio: Aggregate indebtedness to net capital	1211%

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A-5 as of December 31, 2020)

There were no material differences noted in the Company's net capital computation, at December 31, 2020.

See Report of Independent Registered Public Accounting Firm

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2020

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wood Warren & Co. Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report in which (1) Wood Warren & Co. Securities, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 24, 2021

WOOD WARREN

SEA 15c3-3 EXEMPTION REPORT

31 January, 2021

I, J. Roger Wood, the Managing Member of Wood Warren & Co. Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2020 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

J. Roger Wood
Managing Member

Wood Warren & Co. Securities, LLC
2200 Powell Street, Suite 200,
Emeryville, CA 94608